

March 8, 2010

Mail Stop 4631

Via U.S. mail

Yanzhang Li
Chairman, President and CEO
Advanced Pipe Fitting Technologies, Inc. c/o
Jay Smith, Esq.
Novi & Wilkin, Attorneys at Law
1325 Airmotive Way, Suite 140
Reno, NV 89502

Re: **Advanced Pipe Fitting Technologies, Inc.**
      Registration Statement on Form S-1 Amendment No.1
      Filed on: February 24, 2010
      File No.: 333-164396

Dear Mr. Li:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file the auditor's consent with your next amendment.

Summary of Prospectus, page 4

Our Business, page 4

2. We note your revised disclosure in response to comment two of our letter dated February 4, 2010. Please further revise your disclosure to indicate that your operations in China will be conducted through a Wholly Foreign Owned Enterprise (WFOE) or through a joint venture. We note your revised disclosure on page 18.

Risk Factors, page 6

Risks Related to Doing Business in China, page 6

Our business is largely subject to the uncertain legal environment in China…, page 7

3. The risks described in the second paragraph of your disclosure are too broad and too vague to ascertain. If there are any specific laws and regulations, which application may negatively impact your business, please revise your disclosure accordingly. For example, we note your risk factors "Regulations relating to the establishment of an offshore special purpose vehicle…" and "We may not be able to efficiently grow our business through merger and acquisition" where you discuss specific laws and their potential effect on your business.

Regulation relating to the establishment of an offshore special purpose vehicle…, page 8

4. In response to comment three of our letter dated February 4, 2010, we note that on page 18 you disclose that within the next three months you intend to set up a WFOE or a joint venture as your operating subsidiary. In this risk factor, you make reference to "Special Purpose Companies" and the implications resulting from failure to file the required SAFE registration. Considering that you have not yet established the structure pursuant to which you will set up your foreign-owned operating subsidiary, the risks related to the application SAFE are difficult to ascertain.
   o In an appropriate section of the filing, please discuss the most likely corporate structure pursuant to which you will set up your local operations and revise your risk factor disclosure to discuss the actual risks that the current Chinese legal environment would impose on the proposed structure.
   o Please discuss why PRC residents are not always able to complete the necessary procedures required by the SAFE notice.

Description of our Business, page 15

5. We note your revised disclosure in response to comment six of our letter dated February 4, 2010. It is unclear how your potential suppliers' supply chains are "uniquely setup," as well as what the cultural understanding of "social ties" is for purposes of establishing a continuous and secure supply chain. Please revise your disclosure to elaborate on these matters, including, but not limited to:
   o The basis for your statement that your suppliers are cost and price leaders; and
   o What a competitive advantage over bargaining power means. For example, will you be fulfilling a product order by starting a price bidding

process among your suppliers?

General Information About Our Company, page 15

6. We note your response to comment four of our letter dated February 4, 2010. It is not apparent how developing new standards for pipe fitting product examining and detecting procedures fit into your B2B business platform. Please expand your disclosure to explain how your prospective customer will be using the product examining and detecting center.

Industry Background, page 16

7. We note your response and revised disclosure to comment seven of our letter dated February 4, 2010. Please remove from your disclosure on page 16 the reference to the Google URL of the translated page. In addition, with respect to both websites, please provide us supplementally with copies of proper translations of the information referenced in the registration statement. Finally, tell us whether the sources are publicly available for no or nominal charge or whether you commissioned them.

Distribution Methods, page 19

8. We note your revised disclosure in response to comment 10 of our letter dated February 4, 2010. Please provide the basis upon which you believe that you will be able to achieve a profit margin between 5%-12%. In light of your disclosure regarding the pricing advantages and disadvantages faced by the producers of pipeline equipment in an economic mosaic (we note disclosure starting at the end of page 18), please discuss how your pricing model would fit within the economics of trading these commodity goods at prices equal to their marginal cost.

Government and Industry Regulations, page 16

9. We note that in response to comment 11 of our letter dated February 4, 2010, you disclose that you are now in the process of screening "potential business partners." Please elaborate on the type of the business partner you are looking for.

Selling Shareholders, page 7

10. In response to comment 12 of our letter dated February 4, 2010, you disclose that the first two private placements took place on July 30, 2009 and August 1, 2009; however, the company was not incorporated until August 4, 2009. Please advise, or otherwise revise your disclosure to remove these inconsistencies, including

your Item 15 disclosure.

11. Please disclose whether the selling stockholders are broker-dealers or affiliates of broker-dealers. If a selling stockholder is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale. If a selling stockholder is an affiliate of a registered broker-dealer, please revise to disclose the following:

   o that the selling stockholder purchased in the ordinary course of business; and

   o that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   If the selling stockholders are unable to make these representations, please state that they are underwriters.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Liquidity, page 39

12. We note your revised disclosure in response to comment 20 of our letter dated February 4, 2010. Please disclose whether, in the event you are unable to raise any capital through equity financing, your CEO will be loaning you the entire US$3 million that is needed in the next six to eight months to cover your operating expenses and expenditures (we note your disclosure at the top of page 18). To the extent possible, please discuss what the terms of these loans may be.

Directors of the Company, page 42

13. Please remove the disclosure on page 43 since it does not appear to be relevant or responsive to any items of Form S-1.

Certain Relationships and Related Transactions, page 44

14. We note your revised disclosure in response to comment 24 of our letter dated February 4, 2010. Please disclose in what capacity Messrs. Xing and Xie performed services to the company in exchange for shares of the company's common stock.

Signatures

15. Instruction 1 to the "Signatures" section of Form S-1 states that the registration statement "shall be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer

and at least a majority of the board of directors or persons performing similar functions." Please have the registration statement signed by your principal executive officer.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned at (202) 551-3397 with any other questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: Jay Smith, Esq.
        Novi & Wilkin, Attorneys at Law
        via facsimile at (775) 201-8331